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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         The Gaylord Companies, Inc.
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                               (Name of Issuer)

                   Common Stock, par value $.001 per share
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                        (Title of Class of Securities)

                                 368144-10-1
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                                (CUSIP Number)

                      Greenfield Commercial Credit, L.L.C.
        1301 W. Long Lake Road, Troy, Michigan 48098, (248) 267-6777
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 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                              October 27, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D
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CUSIP NO.  368144-10-1                                  PAGE   2   OF   5  PAGES
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Greenfield Commercial Credit, L.L.C.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]
            Not Applicable
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     3      SEC USE ONLY
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     4      SOURCE OF FUNDS*

            BK
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS                                                     [ ]
            2(d) or 2(e)

            Not Applicable
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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Michigan
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            NUMBER OF           7      SOLE VOTING POWER          0
             SHARES             ------------------------------------------------
          BENEFICIALLY          8      SHARED VOTING POWER        Not Applicable
            OWNED BY
              EACH              ------------------------------------------------
            REPORTING           9      SOLE DISPOSITIVE POWER     Not Applicable
             PERSON
              WITH              ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER   Not Applicable

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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

            Not Applicable
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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
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     14     TYPE OF REPORTING PERSON*

            OO
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                                 SCHEDULE 13d

                     UNDER SECURITIES EXCHANGE ACT OF 1934


Item 1.         Security and Issuer

        This statement relates to the Common Stock, $.001 par value, of The Gaylord Companies, Inc., a Delaware corporation ("Gaylord"). The address of the principal executive offices of Gaylord is 4006 Venture Court, Columbus, Ohio 43228.

Item 2.         Identity and Background

        a. Name: Greenfield Commercial Credit, L.L.C., a Michigan limited liability company ("Greenfield").

        b. Business address: 1301 West Long Lake Road, Suite 190, Troy, Michigan 48098.

        d.      Criminal proceedings:  Not applicable.

        e.      Civil proceedings:  Not applicable.

Item 3.         Source and Amount of Funds or Other Consideration

        On April 21, 1997 Greenfield provided to Gaylord loans in the aggregate principal amount of up to $1,350,000. As collateral for said loans, Gaylord and certain shareholders thereof holding approximately 51% of the outstanding common stock of Gaylord ("Shareholders") entered into a Turnaround Agreement and Irrevocable Proxy ("Proxy") with Greenfield.

Item 4.         Purpose of Transaction

        The purpose of the Proxy is to collateralize the loan agreements between Greenfield and Gaylord. Pursuant to the terms of the Proxy, upon the occurrence of a default under the terms of the loan agreements, and during the continuance thereof, Greenfield shall have the irrevocable full power and authority, as the true and lawful proxy of the Shareholders, to vote in person or by further proxy the shares covered thereby at all meetings of the stockholders of Gaylord. Greenfield notified Gaylord on October 8, 1997 that the loan agreements are currently in default. On October 27, 1997 Greenfield notified Gaylord in writing "that as of this date Greenfield hereby terminates and cancels the Turnaround Agreement and Irrevocable Proxy."





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Item 5.         Interest in Securities of Issuer

        a. Greenfield currently owns beneficially 0 shares, representing approximately 0% of the outstanding common stock of Gaylord.

        b. Greenfield currently has the sole power to vote or to direct the vote of the 0 shares pursuant to the Proxy.

        c.      No transactions other than the transaction described herein.

        d.      Not applicable.

        e.      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

        Loan Agreements between Greenfield and Gaylord which Gaylord has previously filed via form 8-K.

Item 7.         Material to be Filed as Exhibits

       None.





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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         Date:  November 18, 1997

                                         GREENFIELD COMMERCIAL CREDIT, L.L.C.


                                         By:  Donald G. Barr Jr.
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                                         Its: President
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